FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 4, 2008

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Notice of Annual General Meeting and Information Circular

2.

Request to Receive Interim Information

3.

Proxy

4.

Unaudited financial statements for the Three Months Ending March 31, 2008

5.

Management Discussion & Analysis for the Three Months Ending March 31, 2008

6.

News Release Dated May 6, 2008

7.

News Release Dated May 22, 2008

8.

News Release Dated May 23, 2008

9.

News Release Dated June 4, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: June 4, 2008	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC.

     1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1

Telephone: (604) 931-3231
Facsimile: (604) 931-2814

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of GETTY COPPER INC. (the “Corporation”) will be held at 1500 – 1040 West Georgia Street, Vancouver, British Columbia, Canada, on June 26, 2008, at 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the report of the directors of the Corporation.

2.	To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2007, together with the auditors’ report thereon.

3.	To elect directors of the Corporation for the ensuing year.

4.	To appoint auditors of the Corporation for the ensuing year.

5.	To authorize the directors to fix the auditors’ remuneration for the ensuing year.

6.	To consider, and, if thought advisable, to pass a special resolution of the Corporation authorizing the change of the Corporation’s name to “Integrated Copper Inc.” or “Canex Copper Inc.” or such other name as may be acceptable to the directors of the Corporation or the applicable regulatory authorities and altering the Articles of Incorporation of the Corporation accordingly, as more particularly described in the accompanying Information Circular.

7.	To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

          An Information Circular and a copy of the audited financial statements of the Corporation for its financial year ended December 31, 2007, together with the auditors’ report thereon and the corresponding management discussion and analysis, accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

          The board of directors of the Corporation has fixed May 15, 2008 as the record date for determining the shareholders who are entitled to vote at the Meeting. Only holders of common shares of the Corporation at the close of business on May 15, 2008 will be entitled to receive notice of and to vote at the Meeting.

          Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 24, 2008) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Trust Company of Canada at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

          DATED at Vancouver, British Columbia, this 27th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson
President and a Director

2

GETTY COPPER INC.

     1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1

Telephone: (604) 931-3231
Facsimile: (604) 931-2814

     INFORMATION CIRCULAR
as at May 1, 2008 (unless otherwise indicated)

            This Information Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER INC. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on June 26, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

            The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed $1,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

            The individuals named in the accompanying form of proxy are Donald R. Willoughby, Chief Financial Officer and a director of the Corporation, John B. Lepinski, Managing Director and a director of the Corporation, and Corby G. Anderson, President and a director of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

            Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 24, 2008) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to

Computershare Trust Company of Canada at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

            A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NON-REGISTERED HOLDERS

            These securityholder materials are being sent to both registered and non-registered owners of common shares of the Corporation (the “Common Shares”). If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

            Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

            Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either receive a voting instruction form or, less frequently, a form of proxy. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

(b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above.

            In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

            On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

            In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy for the approval of such matter.

            As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

            The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of May 1, 2008, the Corporation had outstanding 77,638,907 Common Shares, each carrying the right to one vote.

            Only shareholders of record at the close of business on May 15, 2008, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

            To the knowledge of the directors and executive officers of the Corporation, as of May 1, 2008, the following persons or entities beneficially owned, controlled or directed, directly or indirectly, Common Shares carrying 10% or more of the voting rights:

Name	Number of	Percentage of
	Common Shares	Issued Capital
John B. Lepinski	19,611,241	25.3%
Ralph Berezan	13,989,773	18.0%

ELECTION OF DIRECTORS

            The size of the board of directors is currently determined at seven. At the Meeting, Shareholders will be asked to elect seven directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the By-Laws of the Corporation or the provisions of the Canada Business Corporations Act.

            The following table sets out the names of management’s nominees for election as directors, each nominee’s municipality, province and country of residence, all offices in the Corporation each nominee now holds, the date of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at May 1, 2008, and each nominee’s principal occupation or employment.

Name, Residence and Office	Date of Appointment	Shares Beneficially	Principal Occupation
Held with the Corporation	as a Director	Owned or Controlled(1)	or Employment

Dr. Corby G. Anderson(3)	June 12, 2006	60,000	President of the
Butte			Corporation; Principal
Montana, USA			Process Engineer,
President and a Director			Center for Advance
Mineral & Metallurgical
Processing

John B. Lepinski(3)	June 30, 1992	19,611,241	Managing Director of
Port Coquitlam,			the Corporation;
British Columbia, Canada			businessman: owner of
Managing Director			several private
businesses

Edward Leung, CGA(2)	January 26, 2005	Nil	Certified General
Vancouver,			Accountant; Controller,
British Columbia, Canada			Quality Management
Director			Ltd. (property
management and
development company)

Dennis W. Milburn, CA	May 16, 2008	Nil	President, Cosigo
Langley			Resources Inc. (gold
British Columbia, Canada			exploration company),
Director			President, Rio Verde
Enterprises Inc.
(emerald exploration
and marketing company)

Charles M. Mitchell(2)	November 26, 2004	Nil	Lawyer; Corporate
Calgary,			Counsel, Alpine
Alberta, Canada			Mortgage Corp.
Director			(mortgage company)

Robert H. Peterson(3)	August 16, 2007	10,000	Consultant in the mining
Boise			sector
Idaho, USA
Director

Donald R. Willoughby, CA(3)	June 30, 1992	395,000	Chartered Accountant;
Vancouver,			corporate partner,
British Columbia, Canada			Cinnamon Jang
Chief Financial Officer and a			Willoughby & Co.,
Director			Chartered Accountants

(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees. The number Common Shares beneficially owned or controlled does not include options to purchase Common Shares held by directors.
(2)	Member of the audit committee.
(3)	Member of the executive committee.

APPOINTMENT AND REMUNERATION OF AUDITORS

            DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as the auditors of the Corporation at a remuneration to be fixed by the directors of the Corporation. DeVisser Gray were first appointed as auditors of the Corporation by the directors on February 28, 2005. Davidson & Company, Chartered Accountants, previously served as the auditors of the Corporation between March 29, 2004 and December 10, 2004. Prior to Davidson & Company, Collins Barrow served as the auditors of the Corporation.

CHANGE OF NAME

            Management of the Corporation has determined that it is in the best interest of the Corporation to change its name to “Integrated Copper Inc.” or “Canex Copper Inc.” or such other name as may be acceptable to the directors of the Corporation and the applicable regulatory authorities.

            Pursuant to the Canada Business Corporations Act, the change of the Corporation’s name requires the approval of the Shareholders of the Corporation by a special resolution, being a resolution passed by a majority of not less than 2 / 3 of the votes cast by those Shareholders of the Corporation who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.

            Management of the Corporation will ask the Shareholders to approve the following resolution at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION that:

(a)	the name of the Corporation be changed to “Integrated Copper Inc.” or “Canex Copper Inc.” or such other name as may be acceptable to the directors of the Corporation in their discretion, the TSX Venture Exchange and Corporations Canada and that the Articles of Incorporation of the Corporation be altered accordingly;

(b)	notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be and are hereby authorized and empowered to revoke this resolution, postpone and/or terminate the name change at any time prior to the filing of the Articles of Amendment without further approval of the shareholders of the Corporation; and

(c)	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute, under the corporate seal of the Corporation or otherwise, deliver and file, for and on behalf of the Corporation, all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

CORPORATE GOVERNANCE

            Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule A to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

            The Corporation is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

            The Corporation’s audit committee is governed by an audit committee charter, the text of which is set out in Schedule B of this Information Circular.

Composition of the Audit Committee

            The Corporation’s audit committee is comprised of three directors, Edward Leung (Chair), Charles M. Mitchell and Robert H. Peterson. All three members are considered to be independent members of the audit committee pursuant to the meaning of “independent” provided in NI 52-110. All three members are considered financially literate as provided for in NI 52-110.

Relevant Education and Experience

         This section describes the education and experience of the Corporation’s audit committee members that is relevant to the performance of their responsibilities in that role, which includes:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Edward Leung, CGA, BBA

          Mr. Leung is a certified general accountant and has over 25 years experience in the accounting and finance sector. Mr. Leung has a Bachelor of Business Administration degree.

Charles M. Mitchell, LLB, BA

          Mr. Mitchell has Bachelor of Law and Bachelor of Arts degrees and is a lawyer for Alpine Mortgage Corp.

Robert H. Peterson, BS Electrical Engineering

         Mr. Peterson has a Bachelor of Science degree in Electrical Engineering. He has also completed the Management Program for Executives and has received an Alfred P. Sloan Fellowship Award in M.S. Management. Mr. Peterson has over 40 years of experience in the mining sector.

Audit Committee Oversight

         Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2007, the Corporation’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

            Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2007, the Corporation has not relied on the exemptions contained in Section 2.4 “De Minimis Non-Audit Services” or Section 8 “Exemptions” of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulator authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

            The audit committee is authorized by the board of directors to review the performance of the Corporation’s external auditors and approve, in advance, provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Corporation.

External Auditor Service Fees

            The following table sets forth the fees billed by the Corporation’s external auditor DeVisser Gray, Chartered Accountants, for services rendered for the 2007 and 2006 financial years.

	2007	2006

Audit Fees	$15,000	$15,000
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Exemptions

            The Corporation is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

EXECUTIVE COMPENSATION

            The following table sets forth information concerning compensation paid and accrued for services in all capacities to the Corporation for the last three completed financial years to the individuals who were (or who acted in a similar capacity as), as at December 31, 2007 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer (collectively, the “Named Executive Officers”). The Corporation does not have any executive officers whose total salary and other compensation during such period exceeded $150,000.

Summary Compensation Table

			Annual Compensation		Long-Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
					Under	Subject to
Name and				Other Annual	Options	Resale	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
		($)	($)	($)	(#)	(#)	($)	($)

Dr. Corby G. Anderson(1)	2007	Nil	Nil	Nil	1,000,000	Nil	Nil	12,885	(2)
President and a Director	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jean Jacques Treyvaud(3)	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President and	2006	Nil	Nil	Nil	350,000	Nil	Nil	800
Director	2005	Nil	Nil	Nil	350,000	Nil	Nil	2,800

Donald R. Willoughby	2007	Nil	Nil	Nil	Nil	Nil	Nil	14,080	(4)
Chief Financial Officer and	2006	Nil	Nil	Nil	350,000	Nil	Nil	29,070	(4)
Director	2005	Nil	Nil	Nil	350,000	Nil	Nil	36,691

(1)	Mr. Anderson was appointed President of the Corporation effective July 24, 2007.
(2)	This amount representing consulting fees paid to Mr. Anderson.
(3)	Mr. Treyvaud resigned as President of the Corporation effective July 24, 2007.
(4)	Paid to a company affiliated with Mr. Willoughby for accounting and tax services.

            Long-Term Incentive Plan Awards

            A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation does not have an LTIP for its directors and officers.

Stock Appreciation Rights

            A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Corporation’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year December 31, 2007.

Options

            The following table sets forth details of all options to purchase Common Shares that were granted pursuant to the Corporation’s stock option plan (the “Stock Option Plan”) to the Named Executive Officers during the financial year ended December 31, 2007.

Option Grants During the Most Recently Completed Financial Year

		% of Total		Market Value
	Securities	Options		of Securities
	Under	Granted to		Underlying
	Options	Employees in	Exercise or	Options on
Name	Granted	Financial Year	Base Price	Date of Grant	Expiration Date
	(#)		($/Security)	($/Security)

Corby G. Anderson	1,000,000(1)	58.8%	$0.25	$0.32	July 20, 2010
Jean Jacques Treyvaud	Nil	N/A	N/A	N/A	N/A
Donald R. Willoughby	Nil	N/A	N/A	N/A	N/A

(1)	These options vest over a three-year period with one third vesting on December 31, 2007, one third vesting on December 31, 2008 and the balance vesting on December 31, 2009.

            The following table sets forth, in respect of the Named Executive Officers, details of all options exercised during the financial year ended December 31, 2007 and the values of all outstanding options as at December 31, 2007:

Aggregate Option Exercises During the
Most Recently Completed Financial Year and Financial Year-End Option Values

	Securities	Aggregate		Value of Unexercised
	Acquired	Value	Unexercised	In-the-Money Options
Name	on Exercise	Realized	Options at FY-end	at FY-End
	(#)	($)	(#)	($)
			Exercisable/Unexercisable	Exercisable/Unexercisable

Corby G. Anderson	Nil	N/A	533,333/666,677	Nil/Nil
Jean Jacques Treyvaud	350,000	17,500	Nil/Nil	N/A/N/A
Donald R. Willoughby	125,000	2,500	Nil/225,000	Nil/Nil

(l)	An option is “in-the-money” at December 31, 2007 if the market price of the option on that date exceeds the price of the option. The value of unexercised options at December 31, 2007 is equal to the difference between the market price of the options at December 31, 2007 and the exercise price of the options. Market price for this purpose is Cdn. $0.105, being the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2007.

Termination of Employment, Changes in Responsibility and Employment Contracts

            The Corporation and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of their directors, officers or employees in the event of:

(a)	resignation, retirement or any other termination of employment with the Corporation or one of its subsidiaries;

(b)	a change of control of the Corporation or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities following a change of control.

Compensation of Directors

            During the most recently completed financial year ended December 31, 2007, the directors of the Corporation did not receive fees for attendance at board meetings or other cash compensation for acting in their capacity as directors. Directors are eligible to receive incentive stock options to purchase Common Shares of the Corporation pursuant to the Stock Option Plan. During the financial year ended December 31, 2007, Corby G. Anderson, President of the Corporation, received options to purchase 1,000,000 Common Shares in his capacity as a director and officer of the Corporation. Robert H. Peterson received options to purchase 200,000 in his capacity as a director of the Corporation. No other director received options to purchase Common Shares during the financial year ended December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

            The following table sets forth details of the Stock Option Plan, as of December 31, 2007. The Corporation has no other equity compensation plans.

Table of Equity Compensation Plan Information as of December 31, 2007

Plan Category	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued Upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options,	Outstanding Options,	Under the
	Warrants and Rights	Warrants and Rights	Equity Compensation Plans

Equity Compensation Plans	3,875,000	$0.25	2,350,000 Common Shares
Approved by Securityholders

Equity Compensation Plans Not	N/A	N/A	N/A
Approved By Securityholders

Total	3,875,000	$0.25	2,350,000 Common Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            None of the directors, executive officers and employees and former directors, executive officers, and employees is, as of May 1, 2008, indebted to either the Corporation or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

            During the financial year ended December 31, 2007, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            To the knowledge of management of the Corporation, except as described herein, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

            To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

MANAGEMENT CONTRACTS

            The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation or its subsidiaries with the exception of a management agreement dated July 1, 1995 (the “Management Agreement”) with Freeway Properties Inc., of 1000 Austin Avenue, Coquitlam, British Columbia, which is a company controlled by John B. Lepinski, the Managing Director and a director of the Corporation. Pursuant to the Management Agreement, Freeway Properties Inc. receives $2,500 per month for providing management services to the Corporation. Neither Freeway Properties Inc., Mr. Lepinski nor his associates or affiliates has been indebted to the Corporation or to any of its subsidiaries or been involved in any transaction or arrangement with the Corporation or any of its subsidiaries at any time since the commencement of this agreement.

ADDITIONAL INFORMATION

            Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s audited comparative financial statements for the financial year ended December 31, 2007 and the auditors’ report thereon together with the corresponding management discussion and analysis. Copies of the audited comparative financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Corporation at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

APPROVAL OF DIRECTORS

            The contents and the sending of the accompanying Notice of Meeting and this Information Circular have been approved by the board of directors of the Corporation.

            DATED at Vancouver, British Columbia, this 27th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson
President and a Director

     SCHEDULE A

GETTY COPPER INC.
CORPORATE GOVERNANCE COMPLIANCE TABLE

            The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101. The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101
1.	Board of Directors
(a) Disclose the identity of the directors who are independent.

The Board is currently comprised of seven directors, four of the directors are independent and three are not independent. The Board considers that Edward Leung, Dennis W. Milburn, Charles M. Mitchell and Robert H. Peterson are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Corby G. Anderson, John B. Lepinski and Donald R. Willoughby are not independent directors. Corby G. Anderson is not an independent director because of his position as President of the Corporation. John B. Lepinski is not an independent director because of his position as Managing Director of the Corporation. Donald R. Willoughby is not an independent director because of his position as Chief Financial Officer of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Those directors who do not meet the meaning of independence as provided in NI 58-101 were deemed to not be independent directors.

2.	Directorship
	If a director is presently a director of	The following directors currently serve on the Board of other reporting issuer(s) (or equivalent):
	any other issuer that is a reporting	Corby G. Anderson: Golden Phoenix Minerals Inc.
issuer (or the equivalent) in a
jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101
3.

Orientation and Continuing Education Describe what steps, if any, the Board takes to orient new board members and describe what measures, if any, the Board takes to provide continuing education for directors.

The Board briefs all new directors on the policies of the Board and other relevant corporate and business information. The orientation for new directors includes visits to the Corporation’s facilities, familiarization with the Corporation’s properties and potential, meetings with the operating management, an outline of the Corporation’s history and other relevant data and guidance concerning trading in the Corporation’s securities. The Board ensures that continuing education is provided to directors by way of written materials and courses.

4.	Ethical Business Conduct
	Describe what steps, if any, the Board	The Board has adopted a code of ethical business conduct. This code
	takes to encourage and promote a	applies to all directors, officers and employees of the Corporation. A
	culture of ethical business conduct.	copy of the code may be obtained upon request from Brian Abraham, Corporate Counsel, at (604) 443-7134.
5.	Nomination of Directors
	Describe what steps, if any, are taken	The Board is responsible for identifying and proposing new
	to identify new candidates for Board	individuals qualified to become new Board members. New nominees
	nomination, including:	must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability
	(a) who identifies new candidates,	to devote the time required, show support for the Corporation’s
	and	mission and strategic objectives, and a willingness to serve.
(b) the process of identifying new
candidates.
6.	Compensation Describe what steps, if any are taken to determine compensation for the directors and CEO, including: (a) who determines compensation; and (b) the process of determining compensation.

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 10 through 12 of this Information Circular.

7.	Other Board Committees
	If the Board has standing committees	In addition to the audit committee, the Board has an executive
	other than the audit, compensation	committee. The members of the executive committee are Corby G.
	and nominating committees, identify	Anderson, John B. Lepinski, Robert H. Peterson and Donald R.
	the committees and describe their	Willoughby. None of the members of this committee are independent
	function.	directors. The executive committee is responsible for making day to day decisions in operating the Corporation.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101
8.	Assessments
	Disclose what steps, if any, that the	The Board monitors the adequacy of information given to directors,
	Board takes to satisfy itself that the	communication between the Board and management and the strategic
	Board, its committees, and its	direction and processes of the Board and committees. The Board has
	individual directors are performing	not adopted formal procedures for assessing the effectiveness of the
	effectively.	Board, its committees or individual directors.

SCHEDULE B

     GETTY COPPER INC.
AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

STRUCTURE AND MEMBERSHIP

Number. The Audit Committee shall consist of at least three members of the Board of Directors.

Independence. Except as otherwise permitted by the applicable TSX Venture Exchange Policies (“the Exchange Policies”), each member of the Audit Committee shall be independent as defined by the Exchange Policies. A member of the committee is independent if he or she has no direct or indirect relationship with the Company that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of his or her independent judgment.

Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Chair. The Board of Directors shall elect the Chair of the Audit Committee.

Compensation. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal. Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

OVERSIGHT OF INDEPENDENT AUDITORS

Selection. The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may seek stockholder ratification of the independent auditor it appoints.

Independence. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company. The Audit Committee shall meet privately at least once per year with the independent auditor and shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

Preapproval of Services. The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Exchange Policies.

Oversight. The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

  critical accounting policies and practices;
  alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and
  other material written communications between the independent auditor and Company management.

AUDITED FINANCIAL STATEMENTS

Review and Discussion. The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the notes to the financial statements.

Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F.

Audit Committee Report. The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

CONTROLS AND PROCEDURES

Oversight. The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct. The Audit Committee may request to receive and review the reports of the CEO and CFO required by the Exchange Policies.

Procedures for Complaints. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions. The Audit Committee shall review all related party transactions on an ongoing basis, and the Audit Committee must approve all such transactions.

Additional Powers. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings. The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

Subcommittees. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to pre-approve audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and may recommend changes to the Board of Directors for approval.

Independent Advisors. The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities; PROVIDED HOWEVER in the event that the committee foresees that the cost of such activity will exceed its annual budget, the committee will first obtain the approval of the Nominating and Governance Committee. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out it duties.

CONTINUOUS DISCLOSURE REQUIREMENTS

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s reporting requirements are met and in compliance with all regulatory requirements.

Getty Copper Inc.

Request for Financial Statements

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators, registered and beneficial shareholders of Getty Copper Inc. (the “Corporation”) may elect annually to receive annual financial statements and the corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A of the Corporation, or both, if they so request.

If you wish to receive such mailings, please complete and return this form to:

     Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

NAME:                 _____________________________________________________________

ADDRESS:           _____________________________________________________________

POSTAL CODE:  _____________________________________________________________

I request to receive:

☐	Annual Financial Statements and accompanying MD&A
☐	Interim Financial Statements and accompanying MD&A

I confirm that I am an owner of common shares of the Corporation.

SIGNATURE OF SHAREHOLDER:	______________________________________DATE:____________

GETTY COPPER INC.

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on June 26, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, PST on Tuesday, June 24, 2008.

Appointment of Proxyholder The undersigned shareholder ("Registered Shareholder") of Getty Copper Inc. (the "Corporation") hereby appoints:		Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.
John B. Lepinski, Managing Director and a director of the Corporation, or failing him, Donald R. Willoughby, Chief Financial Officer and a director of the Corporation, or failing him, Corby Anderson, a director and the President of the Corporation,	OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Getty Copper Inc. to be held at 1500 – 1040 West Georgia Street, Vancouver, British Columbia, Canada, on June 26, 2008 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. Corby G. Anderson,	☐	☐
CEng FIChemE			02. John B. Lepinski	☐	☐	03. Edward Leung, CGA	☐	☐
04. Dennis Milburn, CA	☐	☐	05. Charles M. Mitchell, LLB	☐	☐	06. Robert H. Peterson	☐	☐
07. Donald R. Willoughby, CA	☐	☐

	For	Withhold
2. Appointment of Auditors Appointment of DeVisser Gray, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

For	Withhold

3. Name Change
To consider, and, if thought advisable, to pass a special resolution of the Corporation authorizing the change of the Corporation’s name to “Integrated Copper Inc.” or “Canex Copper Inc.” or such other name as may be acceptable to the directors of the Corporation or the applicable regulatory authorities and altering the Articles of Incorporation of the Corporation accordingly, as more particularly described in the accompanying Information Circular.

☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 4 3 7 1 1	A R 1	G T Y Q

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDING MARCH 31, 2008

(UNAUDITED)

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended March 31, 2008

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.
BALANCE SHEETS
(Unaudited)
(stated in Canadian dollars)

ASSETS	March 31, 2008	Dec. 31, 2007
Current
Cash and cash equivalents	$581,350	$755,929
Accounts receivable	4,299	5,302
Prepaid expenses	33,796	2,651
	619,445	763,882
Mineral rights (note 5)	4,065,449	3,987,132
Property, building and equipment (note 6)	145,906	147,664
	$4,830,800	$4,898,678
LIABILITIES
Current
Accounts payable and accrued liabilities	$316,979	$701,443
Current portion of mortgage payable (note 7)	2,510	2,465
	319,489	703,908
Mortgage payable (note 7)	87,522	88,166
	407,011	792,074

SHAREHOLDERS’ EQUITY
Share capital (note 9)	20,924,370	19,924,370
Subscriptions received (note 9)	-	620,000
Contributed surplus	967,690	952,920
Deficit	(17,468,271)	(17,390,686)
Commitments and Contingencies (note 10)
Subsequent Event (note 13)	4,423,789	4,106,604
	$4,830,800	$4,898,678

Approved by the Directors

“Donald R. Willoughby”	,

“Corby Anderson”	,

See accompanying notes to financial statements

GETTY COPPER INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
Revenue	March 31, 2008	March 31, 2007
Rent	$-	$1,698

Expenses
Amortization	343	438
Bank charges & interest	8	78
Filing fees	2,058	1,848
Interest - long term	1,670	1,712
Insurance	630	630
Management fees	7,500	7,500
Marketing & promotion	380	951
Office & miscellaneous	6,161	3,254
Professional fees	28,234	321,330
Rent	3,240	1,500
Stock option compensation	14,770	-
Telephone	2,073	1,692
Transfer fees	986	1,183
Travel	4,173	4,162
Wages & benefits	8,630	8,297

Interest	(3,271)	(1,465)

	77,585	353,110

Net loss	(77,585)	(351,412)

Deficit, beginning	(17,390,686)	(15,173,683)

Deficit, ending	(17,468,271)	(15,525,095)
Loss per share	$(0.001)	$(0.007)
Weighted-average number of common shares
outstanding	77,638,907	49,078,657

See accompanying notes to financial statements.

GETTY COPPER INC.
STATEMENTS OF CASH FLOWS
(Unaudited)
(stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
	March 31, 2008	March 31, 2007
Cash flows used in operating activities
Net loss for the year	$(77,585)	$(351,412)
Add: Items not involving cash
Amortization – administration	343	438
Stock Compensation	14,770	-

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	1,003	(9,494)
Decrease (increase) in prepaid expenses	(31,145)	(14,042)
Increase (decrease) in accounts payable	(384,464)	215,183

	(477,078)	(159,327)

Cash flows from financing activities
Mortgage principal repayments	(599)	(557)
Private placements, balance of share		-
subscription agreements	380,000

	(57379,401)	(557)

Cash flows used in investing activities
Exploration costs	(76,902)	(20,802)

Net increase (decrease) in cash	(174,579)	(180,686)

Cash and cash equivalents
Beginning of period	755,929	498,055

Cash and cash equivalents
End of period	$581,350	$317,369

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$1,670	$1,712
Interest received	$3,271	$1,465

See accompanying notes to financial statements.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987. Subsequent to incorporation, the Company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at March 31, 2008 has a working capital of $299,956. The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.	Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

	a)	Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

	b)	Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned. If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount. The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

	c)	Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

3.	Significant accounting policies -continued

	d)	Property, building and equipment

Property, building and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)	Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)	Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

3.	Significant accounting policies - continued

of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.	Adoption of new accounting policies:

Financial Instruments:

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”. These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories. The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

5.	Mineral rights

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the three months ending March 31, 2008 amounted to $1,415 (2007 - $1,559).

During the three months ending March 31, 2008, the Company spent $78,317 on deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$	$	$	$548		$548)
Feasibility study			18,823	17,442		36,265)
Geology			7,870	18,966		26,836)
Other	1,236	8	5,513	7,771	140	14,668)
Total exploration &
development costs	$1,236	$8	$32,206	$44,727	$140	$78,317)

As at March 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	210,392	52,302	-	262,694)
Geology	791,243	37,303	1,792,746	322,032	157,304	3,100,628)
Metallurgy	525	-	972,074	14,514	-	987,113)
Other	749,374	17,160	904,783	150,312	133,334	1,954,963)
Total exploration &
development costs	$1,764,334	$57,513	$8,623,177	$1,063,230	$391,568	$11,899,822)
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,797,544	$169,359	$8,975,574	$2,132,364	$505,451	$13,580,292)
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,065,449)

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

5.	Mineral rights - continued

As at December 31, 2007, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,159	$13,971	$624,094)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	191,569	34,859	-	226,428)
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793)
Metallurgy	525	-	972,074	14,514	-	987,113)
Other	748,138	17,152	899,269	142,542	133,194	1,940,295)
Total exploration &
development costs	$1,763,098	$57,505	$8,590,971	$1,018,503	$391,428	$11,821,505)
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,796,308	$169,351	$8,943,368	$2,087,637	$505,311	$13,501,975)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,987,132)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the then Company’s president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the then Company’s president, has initiated a thorough review of the historical geological data for the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 10.

The Company is pursuing approaches to further develop its mineral rights. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights. However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910. The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

6.	Property, building and equipment

		March 31, 2008		December 31, 2007
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,819	$499	$540
Computer equipment	97,654	96,069	1,585	1,786
Computer software	74,359	74,359	-	-
Office equipment	54,407	47,844	6,563	6,909
Portable buildings	12,112	11,980	132	142
Building	178,124	63,319	114,805	115,965
Land	22,322	-	22,322	22,322
	468,296	322,390	145,906	$147,664

7.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2008	$2,510
2009	2,702
2010	2,909
2011	3,130
2012	78,781

8.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	March 31, 2008	March 31, 2007
Tax value of mineral rights in excess of book value	$786,000	$853,000)
Tax value of capital assets in excess of book value	111,000	110,000)
Net operating loss carryforwards	1,629,000	1,200,000)
	2,526,000	2,163,000)
Valuation allowance	(2,526,000)	(2,163,000)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Mar. 31, 2008	Mar. 31, 2007

Statutory rate	31.5%	34.1%
Unrecognized benefit of current year's losses	(31.5)	(34.1)
Effective rate of tax recovery	-	-

At March 31, 2008, the Company has approximately $5,171,300 of loss carryforwards which may be available to reduce taxable income in future years. These losses expire as follows:

2008	141,000
2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,800
2028	77,500
$5,171,300

9.	Share capital.

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount
	Balance, December 31, 2006	49,078,657)	$18,014,384)
	Shares issued for cash	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants exercised	147,750	22,163
	Stock incentive options exercised	475,000	118,750
	Fair value of options exercised		3,262)
	Shares issue costs	-	(27,939)
	Balance, December 31, 2007	67,638,907	$19,924,370
	Shares issued for cash	10,000,000	1,000,000
	Balance March 31, 2008	77,638,907	$20,924,370

In January 2008, the Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000. The TSX Venture Exchange accepted this private placement on January 10, 2008 and these shares were issued, subject to a four-month hold period expiring on May 11, 2008. After this financing, the number of common shares issued and outstanding is 77,638,907.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000. Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

9.	Share capital – continued

common share at a price of $0.15 for a period of 12 months. These warrants expired May 7, 2008 and remained unexercised.

On May 1, 2007, the Company issued 4,937,500 shares at a value of $0.10 per share to settle outstanding debt for $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire 175,000 common shares of Genco Resources Ltd., a Canadian public company, from the holding company to be applied as consideration for a negotiated settlement in litigation involving a former director. Refer also to notes 10 and 11.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one half of one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of 6 months (expiry date –extended to July 7, 2008 from January 7, 2007) at a price of $0.15. As of May 9th , 2008 4,977,250 whole warrants remained unexercised.

Share purchase warrants - continuity

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	Dec. 31, 2007				Mar. 31, 2008
January 16, 2008	0.15	2,375,000			2,375,00	-
July 7, 2008	0.15	4,977,250				4,977,250
*May 7, 2008	0.15	6,500,000				6,500,000
		13,852,250			2,335,000	11,477,250

*Subsequent to the three months ending March 31, 2008, 6,500,000 share purchase warrants expired, leaving a balance of 4,977,250 share purchase warrants exercisable at $0.15 until July 7, 2008.

Share purchase options – continuity

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Expired	Options
	Price	Dec 31, 2007				March. 31,
						2008
April 14, 2008*	0.25	2,675,000				2,675,000
July 20, 2010	0.25	1,000,000				1,000,000

August 15, 2010	0.25	200,000				200,000
		3,875,000				3,875,000

*Subsequent to March 31, 2008, 2,675,000 expired and were unexercised, leaving a balance of 1,200,000 Share purchase options.

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options. As of May 9, 2008 5,025,000 Incentive Stock Options available for issuance.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

9.	Share capital – continued

On August 9, 2007, the Company announced that 1,500,000 incentive stock options were granted to a director and an investor relations manager. Subsequently the 500,000 incentive stock options issued to the investor relations manager were cancelled. These options vest over the three years ended December 31, 2009. Based upon Black-Scholes option valuation model, a risk free market rate of 4.15% and a volatility of 98%, the estimated compensation cost related to the options granted is approximately $272,696 of which $95,457 was recognized during this period. The one million options remaining are exercisable at a price of $0.25 per share until July 20, 2010.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

On August 17, 2007, the Company entered into a contract with Westcoast Environmental and Engineering for a pre-feasibility study on the Getty North and South deposits. The contract price is $100,000 and is being paid based on progress billings.

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004. The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company also filed an action against Ross Glanville and Ross Glanville & Associates claiming damages for negligence.

During 2007 all actions directly involving Mssrs. Gardner, Preto and Glanville were settled by the Company paying an aggregate of $440,000 in cash and issuing 4,937,500 common shares as more fully described at note 9.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. Subsequent to the three months ending March 31, 2008, the plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008
(Unaudited)
(stated in Canadian dollars)

10.	Commitments and contingencies

The aggregate expense currently recognized was net of $37,431 in amounts previously recorded as owing to these parties. At May 23, 2008 only the Blakes Cassel Graydon action described above remain unresolved.

11.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	March 31, 2008	March 31, 2007

Accounts payable	$11,254	$60,049

Exploration and development costs incurred	$7,717	-

Expenses:
Management fees	$7,500	$7,500
Professional fees	$3,754	$54,549
Rent	$1,500	$1,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

As further described in note 10, during 2007 the Company acquired common shares from a private company controlled by a director and subsequently distributed these shares in settlement of certain legal actions. As the acquisition of these shares was based upon and occurred concurrent with their disposal, the Company has recorded no gain or loss in respect to this disposition.

12.	Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and those principles that would be applied if the financial statements were prepared in accordance with GAAP in the United States. See December 31, 2007 financial statements.

13.	Subsequent Events

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party. This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH  31, 2008

The following discussion and analysis of the results of operations and financial position of the Company for the three months ending March 31, 2008 should be read in conjunction with the March 31, 2008 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis “MD&A”) are stated in Canadian dollars.  The effective date of this report is May 12, 2008.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2, in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering, of Ventura and Nevada City, California, continues to work on a preliminary-feasibility study which was started in 2007.  The focus is on a potential cathode copper production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South sulphide resources as well as both the Getty North and Getty South oxide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by West Coast Engineering and Environmental under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, West Coast reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global crisis in molybdenum roasting capacity, West Coast is now designing incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for Getty by West Coast should allow treatment of much lower grade combined bulk copper and molybdenum concentrates which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed preliminary-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

The Company primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.20% and 0.30% copper. At a cut off grade of 0.20% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.30% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.20% copper. At a cut off grade of 0.20% copper, the molybdenum Indicated Resource calculated was 32.106 million tonnes at a grade of 0.015% molybdenum.  A 2008 technical report on the Getty South deposit is under preparation and will disclose inferred molybdenum resources.

The Company’s other identified potential mineral zones, known as North Valley, Glossie, Getty West, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has risen so far in 2008 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2008 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Legal expenses resulted in higher general and administrative expenses during 2006.  The 2007 fiscal year also faced significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the fiscal year.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the three NI 43-101 compliant technical reports and the commissioning of the preliminary-feasibility engineering study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.  In May 2008 The Aarvold et. al. plaintiffs and Getty Copper Inc. have  concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

2

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2007, and May 12, 2008 the Company has raised $2,300,000 by way of private placement financing.

On January 10, 2008, the Company completed a non-broker private placement for 10,000,000 shares at $0.10  for gross proceeds of $1,000,000

The Company’s working capital increased to $299,956 for the three months ending March 31, 2008 from ($611,362) at March 31, 2007, the increase of $911,318 is a result of funds raised  through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options.

The Company’s total assets increased during the three months ending March 31, 2008 to $4,830,800 an increase of $394,903 from March 31, 2007, due to funds received through a private placement, which closed in January 2008.   The Company’s liabilities decreased by $678,871. The decrease in liabilities is a result of a decrease in legal expenses, as many of these issues have been settled.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the three months ending March 31, 2008 decreased by $273,827 over the loss reported at March 31, 2007.   General and administrative expenditures for the three months ending March 31, 2008 decreased to $77,585 compared to $353,110 at March 31, 2007.  The comparative decrease of $275,525 in administrative expenses between the three months ending March 31, 2008 and 2007 can be attributed to a decrease in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $14,770 in stock option compensation.  See note 9 of the financial statements.  The Company has no source of income other than interest earned on funds held in term deposits.

Professional fees for the three months ending March 31, 2008 $28,234 (2007 - $321,330) which include $24,196 (2007 - $315,879) for legal  fees, $4,038 (2007 - $5,451) in accounting fees.

3

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

Selected Quarterly Information:

	March 31, 2008	March 31, 2007	December 31, 2007
Loss for the quarter	($77,585)	($351,412)
Loss per share:	($0.001)	($0.007)
Assets	$4,830,800	$4,435,897

Summary of Quarterly Results

	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006
Revenue	─	$ 2,264	$ 2,264	$ 2,264	$ 1,698	$ 3,957	$ 2,259	$ 561
Loss before Other items	77,585	$ 1,320,684	$1,138,959	969,131	351,412	1,136,910	792,933	$574,979
Net loss	77,585	$ 2,217,003	$2,035,278	1,863,186	351,412	1,136,910	792,933	$574,979
Loss per share	$ 0.001	$ 0.04	$ 0.04	$0.028	$0.007	$0.03	$0.016	$ 0.014
Loss per share diluted	$0.001	$0.03	$0..03	$0.022	$0.0058	$0.017	$0.121	$ 0.011

During the three months ending March 31, 2008, the Company spent $78,317 on deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$	$	$	$ 548	$	$ 548
Feasibility study			18,823	17,442		36,265
Geology			7,870	18,966		26,836
Other	1,236	8	5,513	7,771	140	14,668
Total exploration & development costs	$ 1,236	$ 8	$ 32,206	$ 44,727	$ 140	$ 78,317

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of May 12, 2008, 1,200,000 stock incentive options remain issued and 5,025,000 remain reserved for issuance under the Company’s stock option plan, after 2,875,000 options expired in April 2008.

Financing Activities

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

4

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, was comprised of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses general working capital and for legal expenses related to litigation.  All securities issued will be subject to a four-month hold period from the date of closing.

During the year ending December 31, 2007, 475,000 stock incentive options were exercised at $0.25 per share, generating proceeds of $118,750.

On January 10, 2008, the Company completed a private placement for 10,000,000 common shares at $0.10 per share, for gross proceeds of $1,000,000.  Proceeds from the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.  All securities issued will be subject to a four-month hold period from the date of closing.

The number of outstanding shares after the above transactions is 77,638,907.

As of May 12, 2008, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 83,816,157.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2007, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.  . The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the three months ending March 31, 2008, a professional accounting firm to which a director is associated billed the Company $3,754 (2007- $5,204) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $Nil (2007– $4,345) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $Nil (2007- $45,000) for legal fees, as general counsel.   For the three months ending March 31, 2008, the Company paid $1,500 office rent and $7,500 management fees to a company controlled by a director.  The Company paid $7,717 to a Company held by a director for technical services.

5

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

Outstanding share data

As of May 12, 2008, there were 77,638,907 common shares outstanding.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  In May 2008, the Company and the Plaintiffs concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On July 24 2007 the Company announced the appointment of Dr. Corby Anderson PhD CEng FIChemE, as President and Chief Operating Officer of the Company and Paul Frigstad as manager of investor relations.

On August 22, 2007 the Company announced the appointment of Robert H. Peterson to the board of directors replacing Jean Jacques Treyvaud.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.   The Company is awaiting a preliminary pre-feasibility.

On January 7, 2008 the Company announced that it received an updated resource calculation on the Getty North Deposit which reflects the current estimate of the molybdenum indicated resources contained in the oxide and sulphide portions of the Getty North Deposit.   On February 19, 2008 the Company received a NI 43-101 Technical Report which disclosed the current estimate of the molybdenum Indicated Resources contained within the Getty North Deposit.

6

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2008

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

7

APPENDIX B

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Corby G. Anderson, Chief Executive Officer, of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the  interim filings) of Getty Copper Inc. (the issuer) for the interim period ending March 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2008

“Corby Anderson”

_______________________

Corby G. Anderson
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and  Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment  and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined  in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the  establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by  the  issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded,  processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and  implement  on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability,  transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

APPENDIX B

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Donald Willoughby, Chief Financial Officer, of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the  interim filings) of Getty Copper Inc. (the issuer) for the interim period ending March 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the  interim filings do not contain any untrue statement of a material fact or omit to state a material  fact required to be stated or that is necessary to make a statement not misleading in light of the  circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim  financial statements together with the other financial information included in the interim filings  fairly present in all material respects the financial condition, results of operations and cash flows  of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2008

“Donald Willoughby”

_______________________

Donald Willoughby,
Chief Financial Officer,

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and  Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment  and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined  in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the  establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by  the  issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded,  processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and  implement  on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability,  transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

GETTY COPPER INC.	Trading Symbol TSX:V GTC May 6, 2008

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY COPPER INC. UPDATE

Getty Copper Inc. is pleased to announce an update on the Preliminary Feasibility Study engineering report being carried out by West Coast Engineering and Environmental under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study. As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, West Coast reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global crisis in molybdenum roasting capacity, West Coast is now designing incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for Getty by West Coast should allow treatment of much lower grade combined bulk copper and molybdenum concentrates which could be a significant advantage over current molybdenum concentrate production and roasting practices.

The company also announces that it has restructured its management team.

Mr. John Parks has resigned after respectfully requesting the board to find a replacement thereby allowing him to dedicate the necessary time to his personal business interests. The Company wholeheartedly thanks Mr. Parks for his years of dedicated service.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

____________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:

Dr. Corby G. Anderson

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-3231          Fax:  604-931-2814

GETTY COPPER INC.	Trading Symbol TSX:V GTC May 23, 2008

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY ANNOUNCES NEW DIRECTOR

The company is pleased to announce that Mr. Dennis W. Milburn, C.A.,  has joined its board of directors.

Mr. Dennis Milburn, is a geologist and a chartered accountant with over forty years experience in mining exploration and development with major and junior companies.  He was a founding director of Western Garnet International Ltd., one of the world’s largest suppliers of industrial garnet, and a founding director of NIM Management Ltd., the general partner of a group of limited partnerships which raised over $700 million for flow-through funding of mining exploration in Canada.  Mr. Milburn continues to be a director of several  private companies.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

___________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

GETTY COPPER INC.	Trading Symbol TSX:V GTC May 23, 2008

NEWS RELEASE

GETTY COPPER INC. ANNOUNCES GRANT OF STOCK OPTIONS

Getty Copper Inc. (the “Company”) (TSX-V:  GTC) announces that it has granted stock options to certain directors, officers, employees and/or consultants of the Company to purchase an aggregate of 1,475,000 common shares in the capital of the Company, each at an exercise price of $0.20 per share for a period of five years pursuant to the Company’s Stock Option Plan.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

_______________________________________
Dr. Corby G. Anderson, President, CEO and COO

GETTY COPPER INC.

For further information please contact:
Dr. Corby G. Anderson
Telephone (604) 931-3231

GETTY COPPER INC.	Trading Symbol TSX:V GTC June 4, 2008

GETTY COPPER SOLVENT EXTRACTION UPDATE

NEWS RELEASE

The Company wishes to announce that it has engaged Cytec Mining Chemicals as its exclusive vendor for the provision of solvent extraction chemicals and associated technical support services for optimization and confirmation of the proposed solvent extraction design in support of the currently on-going pre feasibility engineering study by West Coast Environmental and Engineering.  The industrially proven ACORGA® solvent extraction reagents offered by Cytec along with their excellence in global copper operations will help to assure the progress and rigor of the current engineering study and proposed application. In particular, ACORGA solvent extraction technology and technical support was previously utilized successfully in the first industrial hydrometallurgical copper concentrate pressure oxidation facility in the world. The Company is proposing to utilize analogous pressure oxidation hydrometallurgical technology in its possible anticipated treatment of the Getty copper and molybdenum resources located in the Highland Valley of British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS

__________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson, CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231      Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all.  The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.